UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 2, 2009

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 1712-13, Tower 1, Admiralty Centre No.18 Harcourt Road, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CTDC to Build 30MW On-Grid Solar Power Station in Qaidam Basin

HONG KONG – January 2, 2009 - China Technology Development Group Corporation
(Nasdaq: CTDC; "CTDC" or "the Company"), a provider of solar energy products and solutions in China focusing on a-Si thin film technology, announced that the
Company and Qinghai New Energy Group Co., Ltd (“QNE”) have signed an agreement with local government of Qinghai Haixi Mongolian-Tibetan Autonomous Region to
build a 30MW on-grid solar power station in Qaidam Basin of northwestern China.
The signing ceremony was held at Xining, the capital city of Qinghai Province, and many important government leaders, including Mr. Luo Yulin, Vice Governor of
Qinghai Province and Mayor of Xining,  attended the event.

Under the agreement, CTDC and QNE will design, construct and manage the solar power station. The local government of Haixi Region will provide strong support to CTDC and QNE, such as helping them obtain various local and central government backed incentives and providing land.

The installed power-generating capacity of the first phase of Qaidam solar power station come to 30 MW and the total long-term objective of the project up to
1GW. The Qaidam solar power station, the first of kind in China to integrate crystalline silicon and thin-film solar modules, will be the largest on-grid solar power station in China after fully completion. CTDC and QNE will begin construction of the project in 2009 with initial investment of US$ 150 million.

With ample sunshine, vast desert landmass and broad power grids, Qaidam Basin, is generally regarded as one of optimal locations in China to build large scale on-grid solar power plant. In 2005, Chinese government approved to establish
Qinghai’s Qaidam as a special Economic Experimental Zone to develop circular economy and renewable energy projects. Qaidam Circular Economic Experimental
Zone is the biggest circular economic experimental zone in China, covering an area of 256,000 square kilometers.

“The ambitious plan to build such as large scale solar power plant is a significant step for Qinghai Province to develop and deploy solar energy by taking full advantage of our abundance in solar and desert resources of Qaidam
Basin,” commented by Mr. Luo Yulin, Vice Governor of Qinhas Province and Mayor
of Xining. “It also reflects the commitment by our government to meet the challenges posed by climate change with reliable and renewable energy.”

“With the recognition and commitment of Chinese government to developing renewable energy technology, we expect that domestic solar energy and application market will expand rapidly in the near future,” commented by Mr.
Alan Li, Chairman and CEO of CTDC. “The signing of Qaidam solar power plant project is another great milestone for CTDC management and shareholders. CTDC, along with our great partner QNE, will apply our combined experience and technology to ensure the successful launch of our initial 30MW project in 2009.”

About CTDC :
CTDC is a provider of solar energy products and solutions in China focusing on
a-Si thin-film technology. CTDC’s ultimate principal shareholder is China
Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com

About QNE:
Qinghai New Energy (Group) Co., Ltd, which is one of the earliest solar PV technology research organizations in China, was established in 1983.
Simultaneously obtained Designing Qualification of New Energy Power Generation
Engineering and Qualification of Construction and Installation, Qinghai New
Energy is capable and qualified to undertake the engineering construction of national key projects, to carry out international cooperation as well as national key scientific and research projects.

For more information, please visit the website at http:// www.qssolar.com

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C)
expectations regarding market growth, developments and structural changes; D)
expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and
H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,”
“target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it.
Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on
Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.”
Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: January 2, 2009	By:	Li Alan
	Name:	Li Alan
	Title:	Chief Executive Officer